Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

Liquid Media Group Ltd. (the “Issuer”)
33 W. 8th Avenue - Unit 101
Vancouver, BC
V5Y 1M8

Item 2.	Date of Material Change

October 29, 2018

Item 3.	News Release

A news release announcing the material change was disseminated on October 29, 2018 and filed on SEDAR (www.sedar.com).

Item 4.	Summary of Material Change

The Issuer announced that the Nasdaq Stock Market LLC (“Nasdaq”) has determined to continue the Issuer’s listing on Nasdaq and the hearing file has been closed.

Item 5.1	Full Description of Material Change

See news release attached as Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8.	Executive Officer

Daniel Cruz, Director
778 840-4571

Item 9.	Date of Report

October 29, 2018

SCHEDULE “A”

Liquid Media Receives Positive Nasdaq Listing Decision; Shares to Continue Trading on The Nasdaq Capital Market

Vancouver, BC – October 29, 2018 – Liquid Media Group Ltd. (Nasdaq: YVR) (“Liquid” or the “Company”) today announced that it has received formal notification from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the Company’s compliance with all requirements for initial listing on The Nasdaq Capital Market, the Nasdaq Hearings Panel (the “Panel”) has determined to continue the Company’s listing on Nasdaq and the hearing file has been closed.

As disclosed by Liquid on September 20, 2018, the Panel granted the Company an extension through October 15, 2018, by which date the Company was required to evidence compliance with the requirements for initial listing on The Nasdaq Capital Market, which criteria became applicable to the Company as a result of its merger with Leading Brands, Inc. The Panel has determined that Liquid satisfied the terms of its decision and the matter has been closed.

About Liquid Media Group Ltd.

Liquid is a media and entertainment company connecting mature production companies via Powered by StratusCore™ cloud workplace technology into a vertically integrated global studio, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

Forward Looking Statements

This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). Forward-looking information is typically identified by words such as: "believe", "expect", “looks”, "anticipate", "intend", "estimate", "planned" and similar expressions, or are those, which, by their nature, refer to future events. These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.